

February 15, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Williams Rowland Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Common Stock, par value $0.0001 per share and one-half of one Redeemable Warrant to purchase one share of Common Stock

- Common Stock, par value $0.0001 per share

- Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com